UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-35075

WESTERN COPPER AND GOLD CORPORATION
(Translation of registrant's name into English)

Suite 1200 – 1166 Alberni Street,
Vancouver, BC V6E 3Z3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒  Form 40-F

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated December 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper and Gold Corporation
(Registrant)

Date: December 5, 2023	By:	/s/ Paul West-Sells
Paul West-Sells

	Title:	Chief Executive Officer